UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GOLDEN WEST BREWING COMPANY, INC.

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   381312107

 (CUSIP Number)

John Power, President
945 West 2nd Street
Chico, California  95928
                  (530)  894-7906  (tel)  (707) 884-1229   (fax)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                   December 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381312107

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     JOHN D. GIBBS

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 2,942,000
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 2,942,000
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       2,942,000

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      51.6%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Golden West Brewing Company, Inc., a Delaware corporation (the “Company”).  The address and principal executive offices of the Company is 945 West 2nd Street, Chico, California  95928.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     John D. Gibbs; 807 Wooden Creek, Ardmore, OK  73041, President of TriPower Resources, 16 E. Street SW, Ardmore, OK  73401.

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

Effective December 31, 2008, Mr. Gibbs subscribed for and purchased for cash a 6% Convertible Debenture in the principal amount of $200,000 (the “Debenture”) from Golden West Brewing, Inc., a Washington corporation (“Golden West – Washington”) and a wholly-owned subsidiary of the Issuer. The Debenture is convertible at any time at the option of the holder, Mr. Gibbs, into shares of common stock of the Company at a conversion price of $0.10 per share. The funds used to purchase the Debenture were personal funds of Mr. Gibbs.

The obligation of Golden  West – Washington to repay the Debenture is secured by a UCC Security Agreement covering all of its tangible and intangible assets and (ii) a hypothecation by the Company of all of its equity securities of Golden West – Washington.

ITEM 4.  PURPOSE OF TRANSACTION

             The securities of the Company were acquired by Mr. Gibbs for investment.  Mr. Gibbs reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

         (a)     At the close of business on December 31, 2008, Mr. Gibbs would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 2,942,000 shares of common stock.  Those securities consist of (i) 642,000 shares of common stock, (ii) warrants exercisable to purchase an additional 300,000 shares, and  (iii) the Debenture convertible into an aggregate of 2,000,000 shares.  The securities represent 51.6% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 3,397,225 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Gibbs has the sole  voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

         (c)     Mr. Gibbs has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

*	Convertible Debenture dated December 31, 2008
* *	Security Agreement dated December 31, 2008 Hypothecation Agreement dated December 31, 2008

*	Filed as an Exhibit to Registrant’s Report on Form 8-K dated December 31, 2008 and filed with the Commission on January 6, 2009 and incorporated herein by reference.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2009 (Date)
._/s/ John D. Gibbs (Signature)
John D. Gibbs (Name/Title)

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